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Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel and J. Nolan McWilliams

Re:	Funko, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed April 19, 2019

File No. 333-230964

Ladies and Gentlemen:

On behalf of our client, Funko, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Commission on April 19, 2019 (the “Initial Filing”).

Amendment No. 1 reflects certain revisions to the Initial Filing in response to the comment letter from the staff of the Commission (the “Staff”) to Mr. Tracy Daw, the Senior Vice President, General Counsel and Secretary of the Company, dated May 6, 2019. The response provided herein is based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 10, 2019

General

1.

Please note that we will not be in a position to act on a request to accelerate the effective date of this Form S-3 until we have completed our review of your Form 10-K for the fiscal year ended December 31, 2018.

Response: The Company acknowledges the Staff’s comment and confirms that it will not submit a request to accelerate the effective date of the Registration Statement until the Staff has completed its review of the Company’s Form 10-K for the fiscal year ended December 31, 2018.

Forum Selection, page 11

1.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also state that there is uncertainty as to whether a court would enforce this provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement to clarify that the forum selection provision identifying the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

May 10, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Brian Mariotti, Chief Executive Officer, Funko, Inc.

Russell Nickel, Chief Financial Officer, Funko, Inc.

Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin Cohen, Esq., Latham & Watkins LLP